Exhibit 99
	For Release:	November 6, 2019

	Investor Contact:	Vince Meyer
218-723-3952
NEWS		vmeyer@allete.com

ALLETE, Inc. reports third quarter 2019 earnings
DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported third quarter 2019 earnings of 60 cents per share on net income of $31.2 million. Last year’s results were 59 cents per share on net income of $30.7 million, which included 3 cents per share and $1.7 million in earnings from U.S. Water Services sold in the first quarter of this year.
"Results for the quarter are as expected and we are pleased with our progress on strategic initiatives to date, as we approach the end of a successful 2019,” said ALLETE Chairman and CEO Al Hodnik.
“Construction activities in support of generating and delivering carbon-free energy are well underway,” said ALLETE President Bethany Owen. “ALLETE Clean Energy is in the final phase of construction on almost 200 megawatts of new wind generation with the South Peak and Glen Ullin facilities; and Minnesota Power will be finalizing construction activities on the Great Northern Transmission Line expected to be in service in 2020. We anticipate a very robust start to the new year as we advance further on clean energy investments for the future."
ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power (SWL&P) and the Company’s investment in the American Transmission Co. (ATC), recorded net income of $32.4 million, compared to $29.8 million in the third quarter of 2018. Earnings reflect higher net income at Minnesota Power primarily due to higher transmission revenue, increased cost recovery rider revenue, and lower operating and maintenance expense. These increases were partially offset by lower kilowatt-hour sales and associated margins from retail and municipal customers. Net income at SWL&P increased over last year due to higher rates implemented the first of this year, and ALLETE’s earnings in ATC were higher than in 2018 primarily due to additional equity investments.

On November 1, 2019, Minnesota Power filed a retail rate increase request with the Minnesota Public Utilities Commission seeking an interim rate increase of approximately $48 million in additional revenue, with a final rate increase request of approximately $66 million.

ALLETE’s Energy Infrastructure and Related Services business, ALLETE Clean Energy, recorded a third quarter 2019 net loss of $1.2 million. Earnings at ALLETE Clean Energy decreased $2.2 million from 2018, primarily due to lower revenue resulting from decreased non-cash amortization related to the expiration of power sales agreements, partially offset by additional production tax credits generated in 2019.

Corporate and Other, which includes BNI Energy and ALLETE Properties, earnings increased $1.8 million from 2018. The increase is primarily attributable to the timing of income taxes recorded during the quarter.

“Consistent with the annual earnings guidance discussed in the second quarter, we expect to be in the lower half of our original 2019 guidance range,” said ALLETE Senior Vice President and Chief Financial Officer Bob Adams. “Beyond 2019, we anticipate earnings growth over the next several years, primarily driven by our expanding clean energy investments at both regulated and non-regulated operations. We look forward to sharing more details on additional investment in renewables and supporting transmission and distribution assets early next year, further extending our long-term growth trajectory.”

ALLETE will host a conference call and webcast at 10 a.m. Eastern Time this morning to discuss details of its financial performance. Interested parties may listen live by calling (877) 303-5852, passcode 4575028, or by accessing the webcast at www.allete.com. A replay of the call will be available through November 10, 2019 by calling (855) 859-2056, pass code 4575028. The webcast will be accessible for one year at www.allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.
ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
Operating Revenue
Contracts with Customers – Utility	$254.1	$261.3	$786.1	$789.3
Contracts with Customers – Non-utility	31.3	80.7	141.1	243.1
Other – Non-utility	2.9	6.0	8.7	17.9
Total Operating Revenue	288.3	348.0	935.9	1,050.3
Operating Expenses
Fuel, Purchased Power and Gas – Utility	98.2	103.2	295.9	300.6
Transmission Services – Utility	18.3	17.9	55.8	53.1
Cost of Sales – Non-utility	14.7	38.7	61.8	108.6
Operating and Maintenance	58.1	80.3	201.0	253.6
Depreciation and Amortization	49.5	51.5	151.6	153.4
Taxes Other than Income Taxes	12.5	13.1	39.8	43.8
Total Operating Expenses	251.3	304.7	805.9	913.1
Operating Income	37.0	43.3	130.0	137.2
Other Income (Expense)
Interest Expense	(16.1)	(17.6)	(48.9)	(51.6)
Equity Earnings	4.9	4.0	15.3	13.0
Gain on Sale of U.S. Water Services	—	—	20.6	—
Other	3.0	1.4	14.6	5.7
Total Other Income (Expense)	(8.2)	(12.2)	1.6	(32.9)
Income Before Income Taxes	28.8	31.1	131.6	104.3
Income Tax Expense (Benefit)	(2.4)	0.4	(4.3)	(8.7)
Net Income	$31.2	$30.7	$135.9	$113.0
Average Shares of Common Stock
Basic	51.7	51.4	51.6	51.3
Diluted	51.8	51.6	51.7	51.5
Basic Earnings Per Share of Common Stock	$0.60	$0.59	$2.63	$2.20
Diluted Earnings Per Share of Common Stock	$0.60	$0.59	$2.63	$2.19
Dividends Per Share of Common Stock	$0.5875	$0.56	$1.7625	$1.68

Consolidated Balance Sheet
Millions - Unaudited

	Sept. 30,	Dec. 31,		Sept. 30,	Dec. 31,
	2019	2018		2019	2018
Assets			Liabilities and Shareholders’ Equity
Cash and Cash Equivalents	$100.3	$69.1	Current Liabilities	$483.3	$405.1
Other Current Assets	195.8	265.2	Long-Term Debt	1,404.9	1,428.5
Property, Plant and Equipment – Net	4,210.7	3,904.4	Deferred Income Taxes	213.9	223.6
Regulatory Assets	393.1	389.5	Regulatory Liabilities	510.4	512.1
Equity Investments	183.3	161.1	Defined Benefit Pension and Other Postretirement Benefit Plans	162.4	177.3
Goodwill and Intangibles – Net	1.0	223.3	Other Non-Current Liabilities	293.1	262.6
Other Non-Current Assets	191.6	152.4	Shareholders’ Equity	2,207.8	2,155.8
Total Assets	$5,275.8	$5,165.0	Total Liabilities and Shareholders’ Equity	$5,275.8	$5,165.0

	Quarter Ended		Nine Months Ended
ALLETE, Inc.	September 30,		September 30,
Income (Loss)	2019	2018	2019	2018
Millions
Regulated Operations	$32.4	$29.8	$114.2	$99.7

Energy Infrastructure and Related Services
ALLETE Clean Energy	(1.2)	1.0	6.5	15.9
U.S. Water Services	—	1.7	(1.1)	0.5

Corporate and Other	—	(1.8)	16.3	(3.1)
Net Income	$31.2	$30.7	$135.9	$113.0
Diluted Earnings Per Share	$0.60	$0.59	$2.63	$2.19

Statistical Data
Corporate
Common Stock
High	$88.60	$80.78	$88.60	$80.78
Low	$82.38	$73.39	$72.50	$66.64
Close	$87.41	$75.01	$87.41	$75.01
Book Value	$42.73	$41.15	$42.73	$41.15

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	248	251	829	836
Commercial	361	369	1,043	1,075
Industrial	1,802	1,794	5,389	5,418
Municipal	146	196	519	603
Total Retail and Municipal	2,557	2,610	7,780	7,932
Other Power Suppliers	758	968	2,294	2,976
Total Regulated Utility Kilowatt-hours Sold	3,315	3,578	10,074	10,908

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$27.6	$29.0	$94.0	$92.5
Commercial	36.0	37.2	106.1	106.4
Industrial	115.4	116.9	356.0	344.9
Municipal	11.8	14.2	39.4	41.9
Total Retail and Municipal Electric Revenue	190.8	197.3	595.5	585.7
Other Power Suppliers	37.3	40.9	111.9	127.3
Other (Includes Water and Gas Revenue)	26.0	23.1	78.7	76.3
Total Regulated Utility Revenue	$254.1	$261.3	$786.1	$789.3

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.